SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

Biggest Little Investments L.P.

(Name of the Issuer)

Biggest Little Investments L.P. Ben Farahi

(Names of Persons Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Leslee M. Cohen Hershman Cohen LLC 101 N. Wacker Drive, 6th Floor Chicago, Illinois 60606 Telephone: (312) 780-7472

(Name, Address and Telephone Number of Persons Authorized to Receive Notice and Communications on Behalf of Persons Filing Statement)

Copy to:

Ben Farahi

Manager

Maxum LLC

3702 S. Virginia Street, Unit G2

Reno, Nevada 89502

(775) 825-3355

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**

$1,697,160	$231.49

*	For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $1,697,160 in lieu of fractional shares immediately following a 1-for-100 reverse stock split to holders of fewer than 100 shares of the Issuer’s units of limited partnership interest prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $120 per pre-split unit and approximately 141.43 pre-split units, the estimated aggregate number of shares held by such holders.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          $231.49

Form or Registration No.:          Schedule 14C Preliminary Information Statement

Filing Party:          Biggest Little Investments L.P.

Date Filed:          August 9, 2013

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS INFORMATION STATEMENT OR THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS DESCRIBED IN THIS INFORMATION STATEMENT, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by (i) Biggest Little Investments L.P., a Delaware limited partnership (the “Partnership”), and (ii) Ben Farahi (“Farahi”).

The information in the information statement filed as Exhibit (a) hereto, including all annexes thereto, and each exhibit hereto, is expressly incorporated by reference herein in its entirety and the responses to each item herein are qualified in their entirety by the information contained in the information statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the information statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.	Summary Term Sheet.

The information set forth in the information statement under the captions “Summary Term Sheet” and “Questions and Answers About the Reverse Stock Split and Related Transactions” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Biggest Little Investments L.P. The Partnership's principal executive offices are located at 3702 S. Virginia Street, Unit G2, Reno, Nevada 89502 and its telephone number is (775) 825-3355.

(b) Securities. The title of the securities that are the subject of this Schedule 13E-3 is units of limited partnership interest in the Partnership (“Units”). As of May 31, 2013, there were 167,977 outstanding Units.

(c) Trading Market and Price. The information set forth in the information statement under the caption “Information About the Partnership – Price Range of Units” is incorporated herein by reference.

(d) Dividends. The information set forth in the information statement under the caption “Information About the Partnership – Distribution Policy” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the information statement under the caption “Information About the Partnership – Prior Public Offerings and Unit Purchases” is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the information statement under the captions “Information About the Partnership – Prior Public Offerings and Unit Purchases” and “Information About Other Filing Persons – Prior Unit Purchases, Contacts, Transactions, Negotiations and Agreements Involving Ben Farahi and Related Persons” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

(a) Name and Address. With respect to the Partnership, the information set forth in Item 2(a) above is incorporated herein by reference. With respect to the Partnership’s general partner and all Filing Persons other than the Partnership, the information set forth in the information statement under the captions “Information About the Partnership – Management” and “ -- Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Business and Background of Entities. With respect to Maxum, the information set forth in the information statement under the caption “Information About the Partnership – Management” is incorporated herein by reference.

(c) Business and Background of Natural Persons. With respect to Ben Farahi, the information set forth in the information statement under the caption “Information About the Partnership – Management” is incorporated herein by reference. Mr. Farahi is a citizen of the United States.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Background of the Reverse Split,” “Special Factors – Effects of the Reverse Split,” and “General Information About the Reverse Split” is incorporated herein by reference.

(c) Different Terms. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Background of the Reverse Split,” “Special Factors – Factors Considered in Determining Fairness – Potential Disadvantages to Limited Partners of the Reverse Split,” “Special Factors – Effects of the Reverse Split,” “Special Factors – Federal Income Tax Consequences of the Reverse Split,” and “General Information About the Reverse Split” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Split and Related Transactions” and “General Information About the Reverse Split – Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the information statement under the caption “General Information About the Reverse Split – Provisions for Unaffiliated Limited Partners” and “Special Factors – Factors Considered in Determining Fairness – Procedural Fairness” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the information statement under the captions “Special Factors—Factors Considered in Determining Fairness” and “Information About Other Filing Persons – Transactions with Affiliates of Ben Farahi in the Reverse Split” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the information statement under the captions “Special Factors – Fairness of the Reverse Split,” “Information About the Partnership—Prior Public Offerings and Unit Purchases” and “Information About Other Filing Persons” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the information statement under the captions “Special Factors – Fairness of the Reverse Split,” “Information About the Partnership—Prior Public Offerings and Unit Purchases” and “Information About Other Filing Persons” is incorporated herein by reference.

(e) Agreements Involving the Partnership’s Securities. The information set forth in the information statement under the captions “Information About Other Filing Persons – Transactions with Affiliates of Ben Farahi in the Reverse Split” and “Information About Other Filing Persons – Interests of Ben Farahi in the Reverse Split” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the information statement under the caption “Special Factors – Effects of the Reverse Split – Effects on the Number of our Authorized and Outstanding Units and Registered Holders” is incorporated herein by reference.

(c) Plans.

(1) Not applicable.

(2) Not applicable.

(3) The information set forth in the information statement under the captions “Special Factors – Effects of the Reverse Split – Effects on the Number of our Authorized and Outstanding Units and Registered Holders” is incorporated herein by reference.

(4) Not applicable.

(5) Not applicable.

(6) Not applicable.

(7) The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Background of the Reverse Split,” “Special Factors – Purposes of and Reasons for the Reverse Split,” “Special Factors – Effects of the Reverse Split” and “General Information About the Reverse Split” is incorporated herein by reference.

(8) The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Background of the Reverse Split,” “Special Factors – Purposes of and Reasons for the Reverse Split,” “Special Factors – Effects of the Reverse Split” and “General Information About the Reverse Split” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Background of the Reverse Split” and “Special Factors – Purposes of and Reasons for the Reverse Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Split and Related Transactions” and “Special Factors – Background of the Reverse Split” and “Special Factors—Fairness of the Reverse Split” is incorporated herein by reference.

(c) Reasons. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Background of the Reverse Split” and “Special Factors – Purposes of and Reasons for the Reverse Split” is incorporated herein by reference.

(d) Effects. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Background of the Reverse Split,” “Special Factors – Effects of the Reverse Split,” “Special Factors – Federal Income Tax Consequences of the Reverse Split” and “General Information About the Reverse Split” is incorporated herein by reference.

Item 8.	Fairness of Transaction.

(a) Fairness. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Split and Related Transactions” and “Special Factors – Fairness of the Reverse Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Fairness of the Reverse Split” and “Special Factors – Opinion of Houlihan Capital, LLC, Financial Advisor to Biggest Little Investments L.P.” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the information statement under the caption “Special Factors – Fairness of the Reverse Split” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the information statement under the captions “Special Factors – Fairness of the Reverse Split” and “Special Factors – Opinion of Houlihan Capital, LLC, Financial Advisor to Biggest Little Investments L.P” is incorporated herein by reference.

(e) Approval of General Partner. The information set forth in the information statement under the captions “Summary Term Sheet,” “Questions and Answers About the Reverse Split and Related Transactions” and “General Information About the Reverse Split – Recommendation of the General Partner” is incorporated herein by reference.

(f) Other Offers. The information set forth in the information statement under the caption “Special Factors – Fairness of the Reverse Split” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, Opinion or Appraisal. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Fairness of the Reverse Split,” and “Special Factors – Opinion of Houlihan Capital, LLC, Financial Advisor to Biggest Little Investments L.P” and in Exhibit (c) hereto is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the information statement under the captions “Questions and Answers About the Reverse Split and Related Transactions,” “Special Factors – Background of the Reverse Split,” “Special Factors – Fairness of the Reverse Split” and “Special Factors – Opinion of Houlihan Capital, LLC, Financial Advisor to Biggest Little Investments L.P” and in Exhibit (c) hereto is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the information statement under the caption “Special Factors – Summary of Fairness Opinion” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the information statement under the caption “General Information About the Reverse Split – Description of Funding Obligation” is incorporated herein by reference.

(b) Conditions. The information set forth in the information statement under the caption “General Information About the Reverse Split – Description of Funding Obligation” is incorporated herein by reference.

(c) Expenses. The information set forth in the information statement under the caption “General Information About the Reverse Split – Fees and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company.

(a) Security Ownership. The information set forth in the information statement under the caption “Information About the Partnership – Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the information statement under the captions “Information About Other Filing Persons – Prior Unit Purchases, Contacts, Negotiations and Agreements Involving Ben Farahi and Related Persons” and “Information About the Partnership—Prior Public Offerings and Unit Purchases” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the information statement under the caption “Special Factors—Fairness of the Reverse Split—Approval of Limited Partners by Consent” is incorporated herein by reference.

(e) Recommendations of Others. Not applicable.

Item 13.	Financial Statements.

(a) Financial Information.

(1) Our audited consolidated financial statements as of and for the years ended December 31, 2012 and December 31, 2011 are hereby incorporated by reference to the Company’s Report on Form 10-K for the year ended December 31, 2012 (File No. 000-16856) filed with the Commission on March 27, 2013.

(2) Our unaudited consolidated financial statements as of and for the quarter ended March 31, 2013 and March 31, 2012 are hereby incorporated by reference to the Company’s Report on Form 10-Q for the quarter ended March 31, 2013 (File No. 000-16856) filed with the Commission on May 3, 2013.

(3) Not applicable.

(4) The information set forth in the information statement under the caption “Information About the Partnership – Book Value Per Unit” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

(b) Employees and Corporate Assets. The information set forth in the information statement under the caption “General Information About the Reverse Split – Description of Funding Obligation” is incorporated herein by reference.

Item 15.	Additional Information.

(b) Not applicable.

(c) Other Material Information. The information set forth in the information statement filed as Exhibit (a) hereto, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.	Exhibits.

The exhibits filed with this Schedule 13E-3 are set forth on the exhibit index filed as a part of this Schedule 13E-3 immediately following the signatures to this Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2013	BIGGEST LITTLE INVESTMENTS L.P. By: MAXUM LLC, General Partner

	By:	/s/ BEN FARAHI
Ben Farahi
Manager

Date: August 9, 2013

/s/ BEN FARAHI
Ben Farahi

EXHIBIT INDEX

Exhibit No.	Description
(a)	The definitive information statement, filed with the Securities and Exchange Commission on August 8, 2013, is incorporated herein by reference.

(c)(1)	The draft opinion of Houlihan Capital, LLC, dated May 22, 2013, is incorporated by reference to Exhibit (c)(1) to the Partnership’s Amendment No. 1 to Schedule 13E-3 filed with the Securities and Exchange Commission on August 9, 2013.

(c)(2)	The opinion of Houlihan Capital, LLC dated May 31, 2013, attached as Annex A of the definitive information statement, filed with the Securities and Exchange Commission on August 8, 2013, is incorporated herein by reference.

(d)(1)	Amendment No. 2 to Second Amended and Restated Limited Partnership Agreement of Biggest Little Investments, L.P. is incorporated by reference to Exhibit 99.1 to the Partnership’s Form 8-K filed with the Securities and Exchange Commission on June 17, 2009.

(d)(2)	Amendment No. 1 to Second Amended and Restated Limited Partnership Agreement of Biggest Little Investments, L.P. is incorporated by reference to Exhibit 4(A) to the Partnership’s Form 10-KSB filed with the Securities and Exchange Commission on March 25, 2008.

(d)(3)	Second Amended and Restated Limited Partnership Agreement of the Partnership is incorporated by reference to Exhibit 4A to the Partnership's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 10, 2003.

(f)	Not applicable.

(g)	Not applicable.